Filed by Citadel Broadcasting Corporation

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: The Walt Disney Company

Commission File No.: 1-11605

FOR IMMEDIATE RELEASE

Walt Disney and Citadel Broadcasting Announce Information Regarding

Consideration in the ABC Radio Merger

BURBANK, CA and LAS VEGAS, NV – June 5, 2007 – In preparation for the pending merger of a wholly-owned subsidiary of Citadel Broadcasting Corporation (NYSE: CDL) with ABC Radio Holdings, Inc., a wholly-owned subsidiary of The Walt Disney Company (NYSE: DIS), Disney and Citadel today announced information regarding the transaction consideration. This information is based on the number of Citadel shares of common stock deemed to be outstanding for these purposes and the average Citadel closing price during a 10-trading day measurement period that ended yesterday, June 4, 2007. The average Citadel closing stock price during that time was $8.47. Using this average closing price and based on the current number of Citadel shares of common stock deemed to be outstanding for these purposes, the parties currently anticipate that (1) Disney (or one of its affiliates) will retain approximately $1.35 billion of cash, representing all of the proceeds of the debt that ABC Radio Holdings will assume prior to the spin-off and (2) the per share amount of the special cash distribution that Citadel will pay to its pre-merger stockholders will be approximately $2.46 per share. Although the components of the aggregate transaction value to be delivered to Disney and its stockholders and the special distribution to be paid to Citadel’s pre-merger stockholders remain subject to adjustments set forth in the agreements governing the transactions and will not be finalized until the closing of the merger, the parties currently anticipate that the values set forth above will be the closing amounts. As previously disclosed, the record date for Disney stockholders to receive ABC Radio Holdings common stock is Wednesday, June 6, 2007 and the record date for Citadel stockholders to receive the special cash distribution will be the second trading day prior to closing of the merger. Payment of the special cash distribution is conditioned on the completion of the merger and will be made immediately prior to the effective time of the merger. The parties currently expect the merger to close on Tuesday, June 12, 2007, subject to the satisfaction or waiver of conditions contained in the agreements governing the merger, and anticipate that the record date for Citadel’s special cash distribution, which has been declared as the second trading day prior to closing, will be Friday, June 8, 2007.

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Important Information for Investors and Stockholders

Do not make an investment decision regarding Citadel or Disney’s common stock based solely on the foregoing information. Any investment decision regarding Citadel or Disney’s common stock should be made only after a careful review and analysis of all the relevant filed or otherwise publicly disclosed information regarding the merger, Citadel and its prospects.

Forward-Looking Statements

Certain matters in this news release constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements include statements regarding the intent, belief or current expectations of Citadel Broadcasting Corporation and its subsidiaries (collectively “Citadel”), The Walt Disney Company and its affiliates and subsidiaries (collectively “Disney”) and their respective directors or officers with respect to, among other things, future events affecting Citadel and Disney, including the anticipated closing of the spin-off and merger and the payment of a special cash distribution to Citadel’s stockholders.

When used in this document, forward-looking statements are typically identified by the words “believes,” “expects,” “anticipates,” “continues,” “intends,” “likely,” “may,” “can,” “projects,” “plans,” “potential,” “will,” “to be,” and similar expressions that refer to expectations or other characterizations of future events or circumstances, whether in the negative or the affirmative. All statements other than statements of historical fact are “forward-looking” statements for the purposes of federal and state securities laws, including, without limitation, statements about the likelihood of satisfaction of closing conditions, and whether and when (i) the spin-off and/or merger will be consummated, (ii) a special distribution will be paid and (iii) a record date for such spin-off and/or special distribution will occur. These statements are based upon the current beliefs and expectations of Citadel and Disney’s management and are subject to a number of factors that could cause actual outcomes and results to be materially different from those projected or anticipated. More information about these potential risk factors is contained in Citadel’s and Disney’s filings with the Securities and Exchange Commission (“SEC”).

Additional Information about the Transaction with ABC Radio and Where to Find It

Citadel filed a Registration Statement on Form S-4 (No. 333-139577) with the SEC containing a preliminary information statement/prospectus regarding the proposed business combination with ABC Radio Holdings, Inc. (“ABC Radio”) on December 19, 2006. ABC Radio filed a Registration Statement on Form 10 (No. 000-52627) with the SEC registering the shares of ABC Radio to be distributed to Disney’s stockholders in the spin-off. The Registration Statements were declared effective by the SEC on May 8, 2007 and the information statement/prospectus was mailed to both Citadel and Disney stockholders on May 9, 2007. Investors are urged to read the information statement/prospectus and any other relevant materials filed by Citadel or Disney with the SEC when they become available because they contain, or will contain, important information, including information about Citadel, Disney, the business of ABC Radio and the proposed combination. The information statement/prospectus and other documents which are filed by Citadel with the SEC are available free of charge at the SEC’s website, www.sec.gov, or by directing a written request to Citadel Broadcasting Corporation, City Center West, Suite 400, 7201 West Lake Mead Blvd., Las Vegas, Nevada 89128, Attention: Investor Relations. The information statement/prospectus and other documents which are filed by Disney with the SEC are available free of charge at the SEC’s website, www.sec.gov, or by contacting Georgeson, Inc. at (866) 577-4987.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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About Citadel Broadcasting Corporation

Citadel Broadcasting Corporation is a radio broadcaster focused primarily on acquiring, developing and operating radio stations throughout the United States. Citadel owns and operates 165 FM and 58 AM radio stations in 46 markets located in 24 states across the country. For more information visit www.citadelbroadcasting.com.

Citadel Contact:

Patricia Stratford (212) 887-1665

About The Walt Disney Company

The Walt Disney Company, together with its subsidiaries and affiliates, is a leading diversified international family entertainment and media enterprise with four business segments: media networks, parks and resorts, studio entertainment and consumer products. Disney is a Dow 30 company, had annual revenues of over $34 billion in its most recent fiscal year, and a market capitalization of approximately $70 billion as of June 1, 2007.

Disney Contact:

Jonathan Friedland

(818) 560-8306

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